December 21, 2007

BY EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention:              Ms. Ellie Quarles, Esq., Special Counsel
Division of Corporation Finance

RE:         Progress Energy, Inc.
Definitive 14A
Filed March 30, 2007
File No. 1-15929

Dear Ms. Quarles:

Progress Energy, Inc., a North Carolina corporation (“we”, “our” or the “Company”), submits herewith our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing contained in its letter to Mr. Robert McGehee of Progress Energy dated December 11, 2007.

As requested in the original comment letter dated August 21, 2007, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience of reference, Staff’s comment is set forth in bold below followed by the Company’s response.

Benchmarking through 2006, page 21

1.
We note your response to comment 2 in our letter dated [August] 21, 2007.  You are required to identify all companies against which you benchmark compensation of your named executive officers notwithstanding the size of the peer group.  In the future, to the extent the compensation committee is benchmarking compensation against surveys and the committee does not know the identities of such survey’s participants, please so indicate in the proxy statement.

Response:

We acknowledge your comment, and in our future definitive proxy statements we will identify the companies that comprise the surveys used in benchmarking our named executive officers' compensation.  During 2007, we used only one peer group for benchmarking our named executive officers' compensation.  This peer group is the same group of 18 peer companies that was disclosed on page 22 of our definitive proxy statement filed March 30, 2007.

Additionally, in the future, to the extent our Organization and Compensation Committee is benchmarking compensation against surveys and the Committee does not know the identities of such surveys' participants, we will so indicate in our proxy statement.

*******************

The Company will send a copy of this request to you by overnight delivery.  Please direct any further questions or comments you may have regarding this filing to me at (919) 546-6826.

Sincerely,
/s/ Robert E. Smith
Robert E. Smith Associate General Counsel
Progress Energy, Inc.

cc:           Mr. William D. Johnson
Ms. E. Marie McKee
Mr. Peter M. Scott III
Mr. John R. McArthur, Esq.
Mr. Frank A. Schiller, Esq.
Mr. Jeffrey M. Stone
Mr. Brian J. Lane, Esq. (Gibson, Dunn & Crutcher LLP)